

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Hong Wang
Chief Executive Officer
United World Holding Group Ltd.
c/o United Culture Exchange (Beijing) Co., Ltd.
28 Dongjiaomin Lane
Tower 1, Suite 3-AP301
Dongcheng District, Beijing, PRC 100006

> **Re: United World Holding Group Ltd.**
> **Post-Effective Amendment No. 3 to Registration Statement on Form F-1**
> **Filed August 21, 2020**
> **File No. 333-229310**

Dear Mr. Wang:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Post-Effective Amendment No. 3 to Registration Statement on Form F-1

General

1. It appears that your shares are quoted on the OTC Pink. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye